United States Cellular Corporation
8410 W. Bryn Mawr Ave., Suite 700
Chicago, IL 60631
773-399-8900
Fax: 773-399-8936

VIA EDGAR

August 4, 2009

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	United States Cellular Corporation Form 10-K for the Fiscal Year ended December 31, 2008 Filed February 26, 2009 File No. 1-09712

Dear Mr. Spirgel:

Reference is made to your letter dated May 27, 2009 to Steven T. Campbell, Executive Vice President-Finance and Chief Financial Officer, of United States Cellular Corporation (“U.S. Cellular” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filing. U.S. Cellular provided responses to such comments in a letter dated June 23, 2009. Subsequently, at the request of Joe Cascarano, Staff Accountant, representatives of U.S. Cellular, its parent, Telephone and Data Systems, Inc., their valuation consultant, and their independent public accounting firm held a call with representatives of the Staff on July 23, 2009 relating to U.S. Cellular’s responses to Comments 4 and 5. On that call, the Staff requested additional information with respect to such comments within 10 business days, or by August 6, 2009. This letter is to advise you that we are currently preparing responses to such request for additional information and will seek to respond fully no later than August 13, 2009. The Company is requesting additional time to respond for the following reasons. The Company needs additional time to fully consider the requests and to prepare and provide appropriate responses to the Staff’s requests, clear these internally with all appropriate personnel, review them with the Company’s independent registered public accounting firm and the Company’s valuation consultant and communicate with the audit committee. Accordingly, the Company is requesting additional time to respond to the Staff’s request for additional information. In the interim, if you have any questions or comments, please contact the undersigned at (773) 399-4850.

Yours truly,

United States Cellular Corporation

By:	/s/ Steven T. Campbell
Steven T. Campbell Executive Vice President – Finance, Chief Financial Officer and Treasurer